Financial Certification

I, BRIAN SPAGNOLA, certify that:

1) The financial statements of Liberty Acres Farm, LLC included in this Form are true and complete in all material respects; and

2) The tax return information of Liberty Acres Farm, LLC included in this Form reflects accurately the information reported on the tax return for Liberty Acres Farm, LLC filed for the fiscal year ended 12/31/2016.

_____
Signature
CEO